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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                                  SKYMALL, INC.
                                ----------------
                                (Name of Issuer)


                         Common Stock, $.001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   830859 10 4
                                 --------------
                                 (CUSIP Number)


                                December 31, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 830859 10 4
--------------------------------------------------------------------------------

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    BERT A. GETZ
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) [ ]
    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization

    United States
--------------------------------------------------------------------------------
              5.  Sole Voting Power
                  163,597 shares
Number of     ------------------------------------------------------------------
Shares        6.  Shared Voting Power
Beneficially      0 Shares
Owned by      ------------------------------------------------------------------
Each          7.  Sole Dispositive Power
Reporting         163,597 Shares
Person        ------------------------------------------------------------------
With:         8.  Shared Dispositive Power
                  0 shares
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    163,597 shares
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)
    [ ]
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

    1.9% based upon 8,774,349 shares outstanding at 1/19/99.
--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)
    IN
--------------------------------------------------------------------------------

                                Page 2 of 6 Pages

ITEM 1(A)  NAME OF ISSUER:

           SkyMall, Inc.

ITEM 1(B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           1520 East Pima Street
           Phoenix, Arizona  85034

ITEM 2(A)  NAME OF PERSON FILING:

           Bert A. Getz

ITEM 2(B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           The address of Mr. Getz is 6730 N. Scottsdale Road, Suite 250, Scottsdale, Arizona 85253.

ITEM 2(C)  CITIZENSHIP:

           Mr. Getz is a citizen of the United States.

ITEM 2(D)  TITLE OF CLASS OF SECURITIES:

           Common Stock, $.001 par value

ITEM 2(E)  CUSIP NUMBER:

           830859 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

           (b) [ ] Bank as defined in Section 3(a)(6) of the Act
                   (15 U.S.C. 78c);

           (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

           (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

           (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

                                Page 3 of 6 Pages

           (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

           (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

           Not applicable.

ITEM 4.    OWNERSHIP.

           (A) AMOUNT BENEFICIALLY OWNED:

               As of December 31, 1998, Mr. Getz beneficially owned 879,997 shares of Common Stock of the Company, consisting of (i) 361,997 shares of Common Stock individually held by Mr. Getz, and (ii) 518,000 shares which were pending sale pursuant to the exercise of an Option Agreement. Notice of exercise of the option to purchase these securities was given on December 30, 1998. Closing of the option exercise occurred on January 4, 1999. In addition, during the month of January 1999, Mr. Getz sold 198,400 shares. As of January 19, 1999, Mr. Getz beneficially owned 163,597 shares of Common Stock of the Company.

           (B) PERCENT OF CLASS:

               As of December 31, 1998, Mr. Getz beneficially owned 4.2% of the Company's Common Stock based upon 8,715,549 shares outstanding at December 31, 1998, taking into account the December 30, 1998 notice of exercise of the option to purchase 518,000 shares. As of January 19, 1999, Mr. Getz beneficially owned 1.9% of the Company's Common Stock based upon 8,774,349 shares outstanding as of January 19, 1999.

          (C)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

               (i)   Sole power to vote or to direct the vote: 163,597 shares

               (ii)  Shared power to vote or to direct the vote:  0 shares

               (iii) Sole power to dispose or to direct the disposition of:
                     163,597 shares

               (iv)  Shared power to dispose or to direct the disposition of:
                     0 shares


                                Page 4 of 6 Pages

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

ITEM 10.  CERTIFICATION

          Not applicable.

                               Page 5 of 6 Pages

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




DATED: February 16, 1999                      /s/ Bert A. Getz
                                              ----------------------------------
                                              BERT A. GETZ




                                Page 6 of 6 Pages